WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG
TELEPHONE : (852) 2514 4700 FAX : (852) 2521 7198

7 June 2007

07024362

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

SUPPL

Attn. : Mr. Frank Zarb, Esq.

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

dw 6/12

RECEIVED
2007 JUN 12 A 3:34

PN/ak
Encl.

File No. 82-3990

Annex A to Letter to the SEC dated
7 June , 2007 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. <u>Other:</u>

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. <u>Other:</u>

Title: - Expiry of Share Options N/A

KMC00998.DOC

Attachment to Annex A

File No. 82-3990

Item no. 4 - Form D2 – Notification of Change of Secretary and Directors
- Announcement: Retirement of Executive Director

Item no. 16 - Form ARF1 – Annual Return of an Overseas Company

Item no. 26 - Form 3A – Director's and Chief Executive's Notice – Interests in Shares of Listed Corporation

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG) Date 日期： 04/06/2007

~~Director／~~Secretary~~／Manager／~~

~~Authorized Representative~~ *

~~董事／秘書／經理／授權代表~~ *

* *Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

RECEIVED

Form 表格 D2 COPY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
F5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Type of Change 更改事項

* ☑ Resignation ~~or cessation~~ 辭職~~或停職~~
* ☐ New appointment 新委任
* ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	LEE (李)	Wing Sum (永森)

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	I.D. Card Number 身份證號碼: A001574(4)	Company Number 公司編號: N/A
b Overseas Passport 海外護照	Number 號碼: N/A	Issuing Country 簽發國家: N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
31	05	2007	

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn.: The Company Secretary

Your Receipt
Companies Registry
H.K.

05/06/2007 15:32:42
Submission No.: 236053494/1
CR NO.: F0005056
Sh. Form.: D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
362360073455	Cash	$20.00

Total Paid $20.00

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

表格 ARF1

Companies Registry
公司註冊處

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Year of Annual Return 周年申報表年度

2007

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2006	To 至	31	12	2006

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG)

Date 日期：31/05/2007

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址
Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn.: The Company Secretary

Specification No. 1/98
指明編號第 1/98 號

Your Receipt
Companies Registry
H.K.

1/06/2007 15:02:15
ubmission No.: 232057293/1
R No.: F0005056
h. Form.: ARF1

evenue Code	Amount(HKD)
09	$140.00

eceipt No.	Method	Amount(HKD)
22320081859	Chq	$140.00

otal Paid $140.00

01/06/2007 15:02:15
Submission No.: 232057293/2
CR NO.: F0005056
Sh. Form.: ACF

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
322320081860	Chq	$20.00
Total Paid		$20.00



Annual Report 2006
二零零六年年報

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

(Incorporated in Bermuda with limited liability)
（於百慕達註冊成立之有限公司）

(Stock Code 股票代號 : 720)

Certified True Copy

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	Wo Kee Hong (Holdings) Limited	
2. Stock code	720	4. Number of issued shares in class
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LEE	Wing Sum	李永森
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
A001574(4)		2621 3057 2773
7. Address of Director		10. Daytime tel. No.
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

31	05	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201	201						
Short position									

@ Mr. Wing Sum LEE ceased to be an executive Director of the Company upon his retirement by rotation from the board of Directors of the Company at the annual general meeting of the Company held on 31 May 2007. Accordingly, he ceased to have the duty to report his relevant interests in the shares of the Company under Part XV of the SFO.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	5,570,114	2.51
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	5,570,114	2.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	24/09/2002	23/09/2008		HK$1.0000		64,064

[illegible]							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

04	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

END